UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

8 July 2008

Telecom Corporation of New Zealand Limited ———————————————————————————————————
(Translation of registrant’s name into English)

New Zealand ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Level 8, North Tower Telecom House 68 Jervois Quay Wellington New Zealand
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

8 July 2008

MEDIA RELEASE

Telecom issues CHF 200 million Swiss bond

Telecom New Zealand today announced it had priced a CHF 200 million (NZ$258 million) Swiss bond issue.  The bonds will be issued under a ‘wrap’ of Telecom’s
Euro Medium Term Note Programme on 6 August 2008.

“Telecom will use the proceeds from the bond issue to refinance existing debt and for general corporate purposes,” said Telecom CFO Russ Houlden.

Mr Houlden said a road show was conducted during the week beginning 23 June
2008.  Following a positive response from investors it was decided to proceed with the issue, which closed fully subscribed.

“This is the second time Telecom has issued into the Swiss market.

“The Swiss bond market provided competitive pricing, while offering diversification from the other markets that Telecom has drawn on over the last five years.

“Telecom is particularly pleased with the execution of this deal given the tight global credit markets.  This deal is a testament to Telecom’s conservative capital management policies and the strength of its balance sheet,” said Mr
Houlden.

ABN Amro Bank was lead manager of the bond issue.

For more information please call:

Mark Watts, head of external media, 027 250 4018

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Corporation of New Zealand Limited

Date: 15 July 2008	By:	Craig Mulholland
	Name:	Craig Mulholland
	Title:	Group Company Secretary